Exhibit 99.1

Hollysys Automation Technologies Ltd.

Hollysys Automation Technologies Announces Changes of Directors

BEIJING, December 15, 2016 /PRNewswire/ -- Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that Dr. Jianfeng He retired from his positions as a member and Chairman of the Board of Directors of the Company (the “Board”). To fill the vacancies, Ms. Li Qiao was elected as a director of the Company and Mr. Baiqing Shao, the current CEO and a director of the Company, was elected as the Chairman of the Board. The Board currently consists of five members, Ms. Li Qiao, Mr. Colin Sung, Ms. Jerry Zhang, Mr. Jianyun Chai and Mr. Baiqing Shao.

Dr. He joined Hollysys in 1997, serving the company for about 19 years. He was appointed as Director and Chairman of the Board in 2013. Dr. He stated, “I’ve decided to retire due to personal reasons. Hollysys has been more than a significant part of my career, which I will always treasure.” Dr. He added, “I leave Hollysys with confidence that under the continued leadership of Mr. Baiqing Shao, Hollysys will successfully continue its track record as a leading automation company. I will continuously cheer for every success achieved by Hollysys on the side-line. From my heart, I will always be part of the Hollysys team.”

“We are pleased to welcome Ms. Qiao back,” said Mr. Baiqing Shao, Hollysys’ Chairman and Chief Executive Officer. “Her vast experience in managing complex, growing, multi-national businesses will provide Hollysys valuable insight. I also would like to thank Dr. He for his immeasurable contributions to Hollysys. We’ve been very lucky to work with him over the past years and significantly benefited from his leadership” Mr. Baiqing Shao continued.

“China needs internationally competitive high-tech companies and Hollysys is definitely one of them,” said Ms. Qiao. “It is an honor to work with other directors in witnessing the rapid growth of Hollysys and share the great momentum in future.”

Ms. Qiao is the Chairman of Agriculture Resources Pte Ltd. and the Director of CSIC International Pte Ltd. She served as Chairman of Hollysys from 2007 to 2010 and as Director of Beijing Hollysys Co., Ltd. from 1999 to 2008. Before that, Ms. Qiao had worked in government for more than ten years. She was the Minster of Enterprise Division in Business Administration Committee of The Beijing Municipality Concerning the Experimental Area for Developing New-Technology Industries, and also served as the head of the Zhongguancun Technology Park (“Zhongguancun”) Administrative Committee. Ms. Li Qiao participated in setting the Five-year plan of Chinese High-Tech Industrial Area and Zhongguancun High-Tech Development and Industrial Policy. She also participated in organizing and editing “The Regulations of Zhongguancun High-Tech Development Park” which is regarded as the fundamental law of Zhongguancun. Ms. Qiao also has extensive experience in equity investment. She organized twelve industry annual analysis reports and participated in establishing the first Beijing venture capital company, invested and successfully helped a number of companies listed in domestic and abroad. The investment projects that Ms. Qiao involved with include biological medicine, high-end equipment manufacturing, new energy, chemical and energy, agriculture, education, integrated circuits, aerospace, fast moving consumer goods, electronic information and other industries. She holds an iEMBA of Science and Technology from Hong Kong University.

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About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,600 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 6,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Supervisory Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+86-10-5898-1386

investors@hollysys.com